EXHIBIT 21.1

Exhibit 21.1 Subsidiaries of Eastern Virginia Bankshares, Inc.

Name of Subsidiary	State of Organization
Bank of Northumberland, Inc	Virginia

Hanover Bank	Virginia

Southside Bank	Virginia